Exhibit 99.1

For Immediate Release
May 23, 2002

SAP Names Apotheker as President, Global Field Operations

Newly Created Position Simplifies Business for Global Customer Base

     WALLDORF, Germany — May 23, 2002 — SAP AG (NYSE: SAP) announced today that it has appointed Léo Apotheker as president, Global Field Operations. In this newly created position, Apotheker and his management team will realign SAP’s worldwide sales force around the needs of global customers for consistent processes and seamless operations across geographies. The realignment will also decouple some of SAP’s regional organizations to create more homogenous market segments to enable the field organization to better meet customer needs regardless of the size of their businesses.

     Formerly president of Europe, the Middle East and Africa (EMEA), Apotheker will oversee all SAP field operations worldwide, reporting directly to SAP co-chairman and CEO Henning Kagermann.

     Apotheker joined SAP 14 years ago and launched SAP France, serving first as managing director and eventually assuming responsibility for SAP’s southwest Europe region. In 2000, he was appointed to SAP’s Extended Board and named president of EMEA.

SAP Names Apotheker as President, Global Field Operations

     “Léo’s exceptional success in the EMEA region was built on best practices that can now be shared worldwide,” said Kagermann. “Under his leadership, our global sales team will be able to present an even more seamless face to our customers. The global consistency provided by the realignment of our field operations will ultimately help provide greater accountability and expand our relationships with both new and existing customers.”

     Apotheker named five members to his new Global Field Operations management team. Les Hayman, president and CEO, Asia Pacific region will assume the role of chairman, EMEA region. Hans-Peter Klaey will assume the role of president, Asia-Pacific, and Kiyotaka Fujii will continue as the president of SAP Japan, reporting directly to Apotheker. Raul Vejar will continue as senior vice president (SVP) SAP Latin America and will report directly to Apotheker. Carol Burch, currently SVP Global Customer Relationship Management (CRM), will assume global responsibility for field readiness as SVP, Global Sales Operations.

     Apotheker will serve as acting head of the North American region of SAP, gaining hands-on experience in SAP’s largest potential market, since Wolfgang Kemna, current president and CEO of SAP America, Inc. is assuming the role of executive vice president, Global Initiatives reporting directly to Henning Kagermann. Kemna will build on the success of SAP’s global strategic initiatives in CRM and Supply Chain Management (SCM), leading a new organization dedicated to these and other future strategic initiatives.

     “SAP has the technology, products, and people to win worldwide, and now we are creating an unbeatable global go-to-market team,” said Apotheker. “SAP’s customer-

driven culture is exemplified by this organization, and I am personally looking forward to guaranteeing all customers, regardless of where they are in the world, optimized solutions and a consistent level of service.”

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG

SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.

Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Laurie Doyle Kelly, SAP AG, +49 6227 76 1136, laurie.doyle.kelly@sap.com
Bill Wohl, SAP Americas, +1 (610) 661-3311, william.wohl@sap.com
Brian Lott, Burson-Marsteller, +49 69 23809-14